UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

333-106575-08
333-106575

Commission File Number

CAPITAL ONE AUTO FINANCE TRUST 2005-A

CAPITAL ONE AUTO RECEIVABLES, LLC

(Exact name of registrant as specified in its charter)

140 East Shore Drive
Room 1052-D
Glen Allen, Virginia 23059
(804) 290-6736
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Capital One Auto Finance Trust 2005-A, Class A-1 Asset-Backed Notes,

Class A-2 Asset Backed Notes, Class A-3 Asset Backed Notes, and Class A-4 Asset Backed Notes

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

(Date of Event Which Requires Filing of the Statement)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: 46

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Capital One Auto Receivables, LLC, as Registrant, and Capital One Auto Finance Trust 2005-A, as Co-Registrant, have each duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date: January 23, 2006

	By:	/s/ Albert A. Ciafre
Capital One Auto Receivables, LLC, as Registrant

Name: Albert A. Ciafre
Title: Assistant Vice President

	By:	/s/ Steve Richter
Capital One Auto Finance, Inc., as Administrator for Capital One Auto Finance Trust 2005-A, as Co-Registrant

Name: Steve Richter
Title: Assistant Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (12-04)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.